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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                         INTERNATIONAL GAME TECHNOLOGY
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $.000625 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   459902102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SARA BETH BROWN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         INTERNATIONAL GAME TECHNOLOGY
                              9295 PROTOTYPE DRIVE
                               RENO, NEVADA 89511
                                 (775) 448-7777
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:
                              J. JAY HERRON, ESQ.
                           STEPHANIE I. SPLANE, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 760-9600

                                DECEMBER 9, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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
                $231,000,000                                      $46,200
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

* Calculated solely for purposes of determining the filing fee. Determined pursuant to Rule 0-11(b)(1), based upon the purchase of 11,000,000 shares at $21.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable  Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable  Date Filed:    Not Applicable

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     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement")
relates to the tender offer by International Game Technology, a Nevada corporation (the "Company"), to purchase up to 11,000,000 shares of common stock, par value $.000625 per share (the "Common Stock"), at a price, net to the seller in cash, of $21.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 9, 1999 (the "offer to purchase") and the related letter of transmittal, which are herein collectively referred to as the "offer." Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is International Game Technology, a Nevada corporation. The address of its principal executive offices is 9295 Prototype Drive, Reno, Nevada 89511 (telephone number (775) 448-7777).

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the offer to purchase is incorporated herein by reference. The offer is being made to all holders of shares of the Common Stock, including officers, directors and affiliates of the Company. The Company has been advised that none of its directors or officers intend to tender shares in the offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares" in the offer to purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the offer to purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 12. Effect of the Offer on the Market for Shares; Registration Under the Securities Exchange Act" in the offer to purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the offer to purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the offer to purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the offer to purchase is incorporated herein by reference.

                                        1
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ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the offer to purchase is incorporated herein by reference. The information set forth on pages 34 through 67 and page 72 of the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1999, filed as Exhibit
(g)(1) hereto, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters" in the offer to purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effect of the Offer on the Market for Shares; Registration Under the Securities Exchange Act" in the offer to purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the offer to purchase and the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated December 9, 1999.
          Form of Letter of Transmittal.
  (a)(2)
          Form of Notice of Guaranteed Delivery.
  (a)(3)
          Form of Letter to brokers, dealers, commercial banks, trust
  (a)(4)  companies and other nominees.
          Form of Letter to clients for use by brokers, dealers,
  (a)(5)  commercial banks, trust companies and other nominees.
          Press release issued by the Company dated December 6, 1999.
  (a)(6)
          Form of summary advertisement dated December 9, 1999.
  (a)(7)
          Guidelines for Certification of Taxpayer Identification
  (a)(8)  Number on Substitute Form W-9.
          Press release issued by the Company dated December 9, 1999.
  (a)(9)
          Letter to the Company's stockholders from Charles N.
 (a)(10) Mathewson, Chairman of the Board and Chief Executive Officer of the Company, dated December 9, 1999.
     (b)  Not applicable.
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable.
     (f)  Not applicable.
          Pages 34 through 67 and page 72 of the Company's Annual
  (g)(1) Report on Form 10-K for the fiscal year ended October 2, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INTERNATIONAL GAME TECHNOLOGY

                                          By:   /s/ MAUREEN T. MULLARKEY
                                            ------------------------------------
                                            Maureen T. Mullarkey
                                            Chief Financial Officer and
                                            Vice President, Finance

Dated: December 9, 1999

                                        3
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                               INDEX TO EXHIBITS

 ITEM                           DESCRIPTION                             PAGE
 ----                           -----------                             ----
 (a)(1) Offer to Purchase dated December 9, 1999.
 (a)(2) Form of Letter of Transmittal.
 (a)(3) Form of Notice of Guaranteed Delivery.
 (a)(4) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(5) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(6) Press release issued by the Company dated December 6, 1999.
 (a)(7) Form of summary advertisement dated December 9, 1999.
 (a)(8) Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
 (a)(9) Press release issued by the Company dated December 9, 1999.
 (a)(10) Letter to the Company's stockholders from Charles N.
        Mathewson, Chairman of the Board and Chief Executive Officer
        of the Company, dated December 9, 1999.
(b)     Not applicable.
 (c)    Not applicable.
(d)     Not applicable.
 (e)    Not applicable.
 (f)    Not applicable.
(g)(1)  Pages 34 through 67 and page 72 of the Company's Annual
        Report on Form 10-K for the fiscal year ended October 2,
        1999.